FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Aleafia Health Inc. (the “Company” or, “Aleafia Health”)
2nd Floor, 8810 Jane Street
Vaughan, Ontario, L4K 2M9

Item 2.	Date of Material Change

April 16 & 18, 2019

Item 3.	News Release

The press releases disclosing the material changes were released on April 16 & 18, 2019 through the services of Globe Newswire.

Item 4.	Summary of Material Change

The Company announced that it will add 50,000 kg of extraction capacity with the Phase II expansion of the Company’s processing facility in Paris, ON, and the launch of Symbl Atmosphere, the Company’s first adult-use oral metered-dose cannabis spray.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

On April 16, 2019, the Company announced that it will add 50,000 kg of extraction capacity with the Phase II expansion of the Company’s processing facility in Paris, ON. The expansion will, when operational, see the Company’s products and cultivation division, Aleafia Campus, maintain robust combined extraction and cultivation footprints across three facilities.

The facility has now secured a partial occupancy permit from the local government, marking the completion of an important milestone in the Phase II build-out which it expects to complete in Q3 2019. Aleafia Health will submit a Licence Amendment application to Health Canada, and will additionally require the final municipal occupancy permit prior to the operationalization of the site.

The existing Phase I facility is fully operational and licensed to cultivate, process and sell the Company’s health and wellness cannabis products for medical and adult-use consumers.

The expansion is expected to increase the processing, extraction and packaging of high- margin derivative products including oils, capsules, sprays and other future formats under the Company’s adult-use Symbl and medical Emblem brands. Additionally, the Company will offer tolling and white label services to other Licensed Producers looking to leverage the Company’s extraction and packaging capabilities. Aleafia Health is currently purchasing the necessary equipment to meet or exceed the 50,000 kg capacity expansion, including milling, decarboxylation, CO2 extraction and winterization machinery. The Company believes that the 30,000 sq. ft. building expansion will provide significantly more space than is necessary to operate the new cannabis production lines.

The additional capacity will ensure adequate extraction for cannabis sourced from Aleafia Campus indoor, greenhouse and outdoor cultivation operations along with cannabis secured via existing wholesale supply agreements.

On April 18, 2019, the Company announced the launch of Symbl Atmosphere, the Company’s first adult-use oral metered-dose cannabis spray. The first order of Symbl Atmosphere has been placed by the BC Liquor Distribution, the sole adult-use cannabis wholesale distributor and operator of public retail stores in Canada’s third largest province.

The launch reinforces the Company’s health & wellness adult-use product strategy. Building on its diverse portfolio of medical cannabis products, Aleafia Health will also deliver innovative, products for health & wellness conscious consumers preferring to purchase in the adult-use market. Symbl Atmosphere ensures a precise dose with each spray in a convenient delivery system and is available in three distinct formulations.

Symbl Atmosphere is produced in-house at the Company’s Paris, Ont. processing facility, which is currently undergoing a Phase II expansion adding an additional 50,000 kg in annual extraction capacity.

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 – Continuous Disclosure Obligations

Not Applicable

Item 7.	Item 7 - Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

Benjamin Ferdinand
Chief Financial Officer
416-860-5665

Item 9.	Date of Report

April 22, 2019